Independent Accountant's Review Report

OsNovum

I have reviewed the accompanying balance sheet of OsNovum as of August 31, 2020, and related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the Special Purpose Framework issued by the American Institute of Certified Public Accountants; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the American Institute of Certified Public Accountants. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to accompanying balance sheet in order for it to be in conformity with generally accepted accounting principles generally accepted in the United States of America.



Shellie-Ann M. Krajnak, CPA
Balanced Books
854 N. Water Street
Henderson, NV 89011

October 1, 2020

OsNovum
Balance Sheet
As of August 31, 2020

Total Assets $0.00

Total Liabilities and Equity $0.00

Balanced Books
Shellie-Ann M. Krajnak, CPA
854 N. Water Street
Henderson, NV 89011

See Notes to Reviewed Financial Statements and Independent Accountant's Review Report.

OsNovum
Notes to Reviewed Financial Statements
As of August 31, 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with the Cash Basis issued by the American Institute of Certified Public Accountants, which is a special purpose framework and not U.S. generally accepted accounting principles (U.S. GAAP). The cash basis of accounting records cash receipts and disbursements and modifications of the cash basis having substantial support.

Nature of Operations

The Company is engaged in the process of obtaining FDA approval for a newly developed bone regenerating technology that it has gained through its sister company, SteinerBio. It is the expectation that the company will not only obtain FDA approval to bring such technology to the medical market, but also to open a chain of clinics specifically designed to administer the proven technology to patients around the globe. The company is currently in the stages of raising capital for the final short-term clinical trials needed to obtain FDA approval. The company does not currently generate revenue, though it is a for-profit company and expects to generate revenue in the future.

Use of Estimates

The preparation of financial statements in conformity with the Special Purpose Framework may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Assets, Liabilities, and Equity Classification

A one-year time period is used as the basis for classifying all other current assets and liabilities.

Revenue and Cost Recognition

Revenues are recognized at the time cash is received and expenses are recognized when cash is paid out.

Evaluation of Subsequent Events

The Company has evaluated subsequent events through October 1, 2020, which is the date the reviewed financial statements were available to be issued.

See independent accountants' review report

2.   TRANSACTIONS WITH RELATED PARTY

The company is leasing its bone regenerating technology from its sister company, SteinerBio, at no charge while it raises capital to obtain FDA approval and launch a chain of clinics.

3.   FINANCING ACTIVITIES

There are no financing activities.

4.   CONTINGENT ASSETS

The company has $16,000 in an escrow account held by WeFunder Advisors that is contingent upon it raising its minimum funding target.

The company is leasing its bone regenerating technology from its sister company, SteinerBio. The company has estimated the value of this technology at $25,000,000 based on the technology's proven effectiveness, as well as its profit potential.

See independent accountants' review report